SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 30 September 2006

<u>NORSK HYDRO ASA</u>

(Translation of registrant's name into English)

Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)

001-09159
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
  Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
  Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b) : 82-_____

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial review

Financial statements

Other information



OPERATING REVENUES

NOK 50,961 million

OPERATING INCOME

NOK 15,288 million

EARNINGS PER SHARE [4) 5)]

NOK 3.90

Consolidated results (US GAAP)

Million, except per share data	Third quarter 2006 NOK	2006 EUR[1)]	2005 NOK	01.01-30.09 2006 NOK	2006 EUR[1)]	2005 NOK	Year 2005 NOK
Operating revenues	50,961	6,189	44,612	157,813	19,166	128,883	174,201
Operating income	15,288	1,857	12,973	47,795	5,805	35,982	46,432
Non-consolidated investees	228	28	236	916	111	696	619
Financial income (expense), net	(740)	(90)	157	938	114	(1,311)	(1,890)
Other income (loss), net	-	-	-	-	-	233	990
Income before tax and minority interest	14,776	1,794	13,367	49,650	6,030	35,600	46,152
Income tax expense	(9,787)	(1,189)	(9,182)	(33,358)	(4,051)	(23,895)	(30,317)
Minority interest	(185)	(22)	(2)	(224)	(27)	(252)	(118)
Income before cumulative effect of change in accounting principles	4,804	583	4,183	16,068	1,951	11,453	15,716
Cumulative effect of change in accounting principles	-	-	-	-	-	-	(78)
Net income	4,804	583	4,183	16,068	1,951	11,453	15,638
Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) [2) 4)]	3.90	0.47	3.30	12.90	1.57	9.10	12.50
Basic and diluted earnings per share (in NOK and Euro) [2) 4)]	3.90	0.47	3.30	12.90	1.57	9.10	12.50
Financial data							
Investments – million	7,955	966	4,185	17,200	2,089	12,208	41,110
Adjusted net interest-bearing debt/equity [3)]	0.11	0.11	0.04	0.11	0.11	0.04	0.31
Debt/equity ratio	0.23	0.23	0.27	0.23	0.23	0.27	0.28

1) Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2006, which was 8.2340.

2) Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

3) Adjusted net interest-bearing debt divided by shareholders' equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See table "Adjusted net interest-bearing debt to equity" later in this report.

4) Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. See note 1 accounting policies.

5) Earnings per share before change in accounting principles.

All comparative figures are for the corresponding period in 2005 unless otherwise stated.

Summary of results

Hydro's net income for the third quarter of 2006 was NOK 4,804 million (NOK 3.90 per share), up from NOK 4,183 million (NOK 3.30 per share) in the third quarter of 2005. Net income for the first nine months of 2006 amounted to NOK 16,068 million (NOK 12.90 per share), compared with NOK 11,453 million (NOK 9.10 per share) for the first nine months of 2005.

Operating income for the third quarter of 2006 amounted to NOK 15,288 million, compared with NOK 12,973 million in the third quarter of 2005. The improved earnings were mainly driven by continued high oil and gas prices together with higher aluminium prices. Operating income amounted to NOK 47,795 million for the first nine months of 2006, compared with NOK 35,982 million for the first nine months of 2005, an increase of 33 percent.

Net cash provided by operating activities was NOK 41.8 billion for the nine months ended 30 September 2006, compared with NOK 25.4 billion for the first nine months of 2005.

"We continue to benefit from strong market conditions, but high commodity prices are driving cost levels in both of our industries. Continued firm cost control is a top priority," says President and Chief Executive Officer Eivind Reiten.

"The completion of the Langeled pipeline was an important milestone in the third quarter, not only because it allows for increased gas exports to the United Kingdom but also because Ormen Lange and Langeled demonstrate our world-class competence, technology and project execution abilities. Based on these capabilities, we will create new business opportunities in Norway as well as internationally," Reiten said.

Operating income for Oil & Energy amounted to NOK 13,311 million for the quarter. Hydro realized an average oil price[1] of US dollar 66.6 per barrel in the third quarter of 2006, an increase of 10 percent compared with the third quarter of 2005, and a decrease of 2 percent compared with the second quarter of 2006. Measured in Norwegian kroner, Hydro's realized oil price amounted to NOK 421 per barrel, an increase of 8 percent, compared with the third quarter of 2005 and a slight decrease compared with the second quarter of 2006. Realized gas prices increased 27 percent to NOK 1.73 per standard cubic meter (Sm^3) in the third quarter of 2006, compared with the third quarter of 2005, but decreased 3 percent compared with the second quarter of 2006. Oil and gas production averaged 548,000 barrels of oil equivalents (boe) per day during the third quarter of 2006, an increase of 7,000 boe per day compared with the third quarter of 2005, and an increase of 11,000 boe per day compared with the second quarter of 2006. For the first nine months of the year, average oil and gas production increased to 565,000 boe per day, compared with 554,000 boe per day in the first nine months of 2005.

At the end of September, the Ormen Lange/Langeled project was 87 percent complete, in line with the schedule and within budget. Gas exports through the southern part of Langeled, which connects Sleipner on the Norwegian Continental Shelf (NCS) with Easington in England, began 1 October 2006 as planned. Extensive exploration activity continued during the third quarter of 2006. Hydro participated in a total of five new discoveries in the US Gulf of Mexico (GoM), Angola, Libya, and Canada.

Operating income for Hydro's total aluminium activities amounted to NOK 1,657 million for the third quarter of 2006, compared with NOK 842 million in the third quarter of 2005. The improved result primarily reflected continued high aluminium prices.

Operating income for Aluminium Metal amounted to NOK 1,854 million for the quarter, a substantial increase from NOK 447 million in the third quarter of 2005. Increased aluminium prices continued to have a positive impact on operating results. Hydro's realized aluminium price amounted to US dollar 2,462 per metric ton (mt) in the third quarter of 2006, an increase of 39 percent compared with the third quarter of 2005 and 4 percent higher than the second quarter of 2006. Measured in Norwegian kroner, the realized aluminium price increased by 37 percent, compared with the third quarter of 2005. Hydro's primary aluminium production, including production from partly owned companies, amounted to 449,000 mt in the third quarter, declining about 3 percent compared with the third quarter of 2005. Reduced production due to the plant closures in Norway and Germany were partly offset by increased production from the Alouette expansion in Canada.

Aluminium Products incurred an operating loss amounting to NOK 192 million for the quarter, compared with operating income of NOK 371 million in the third quarter of 2005. Hydro's European extrusion operations delivered a strong performance for the quarter with a substantial increase in volumes. Volumes developed positively for all other business sectors as well. However, significant unrealized losses on the ongoing LME operational hedge program amounting to NOK 286 million together with higher energy costs, negative metal effects of NOK 73 million and rationalization and impairment costs amounting to NOK 78 million, had a substantial negative impact on the overall results for the quarter. Overall margin developments were negative, despite positive developments in the Extrusion sector, reflecting continued challenging market conditions and strong competition, particularly within the automotive sector.

Outlook

Oil prices are expected to remain at a high level for the remainder of 2006. Hydro has further revised its production estimate for 2006 from 585,000 boe per day to 570,000 boe per day. About two-thirds of the reduction relates to production from Hydro's Norwegian portfolio, mainly resulting from delayed production build-up from the Kristin field and lower than expected gas production from the Kvitebjørn and Troll fields. Lower than expected production from Hydro's international portfolio, mainly related to the Terra Nova field in Canada and fields in the GoM, also contributed to the revised estimate. Exploration activity is expected to remain high throughout 2006.

The general economic outlook for the fourth quarter of 2006 remains positive, but there are signs of slowing growth in the United States. Global consumption and production of primary aluminium are each expected to increase in 2006 by approximately 5 and 6 percent, respectively. The market for primary metal is expected to remain fairly balanced with a slight shift toward surplus in 2007. The main uncertainties continue to relate to developments in China and in alumina and energy prices.

Market volume developments are expected to remain positive but with reduced growth within the rolled products and extrusion sectors, reflecting expected developments in overall industrial production.

During 2006 the global magnesium market has continued to weaken from an already poor level in 2005. Competition from Chinese magnesium producers has resulted in an oversupply of magnesium on the world market, driving prices down. Hydro sees limited potential for an improvement in this market and will take further measures to reduce its exposure in this area. Closure of the magnesium plant in Becancour, Canada is under consideration.

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1)   Average oil price realized by Oil & Energy's Exploration and Production sub-segment.

Third quarter 2006

NOK million	Operating income (loss)	Non-cons. inv., interest & selected fin. items	Other income	Depreciation and amortization	Adjusted EBITDA
Oil & Energy	13,311	77	-	3,314	16,702
Aluminium Metal	1,854	442	-	410	2,706
Aluminium Products	(192)	(222)	-	721	308
Other activities	235	76	-	113	423
Corporate and eliminations	80	295	-	2	376
Total	15,288	667	-	4,560	20,515

01.01-30.09. 2006

NOK million	Operating income (loss)	Non-cons. inv., interest & selected fin. items	Other income	Depreciation and amortization	Adjusted EBITDA
Oil & Energy	40,606	284	-	9,535	50,424
Aluminium Metal	5,513	1,015	-	1,253	7,781
Aluminium Products	560	(171)	-	1,724	2,113
Other activities	570	194	-	331	1,095
Corporate and eliminations	546	664	-	(3)	1,207
Total	47,795	1,986	-	12,840	62,621

Quarterly results

NOK million, except per share data	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr
	2006			2005			
Operating revenues	50,961	51,435	55,416	45,318	44,612	42,119	42,152
Operating income	15,288	14,640	17,867	10,450	12,973	11,255	11,754
Income before cumulative effect of change in accounting principles	4,804	5,394	5,869	4,264	4,183	3,577	3,693
Earnings per share before cumulative effect of change in accounting principle (in NOK) [1]	3.90	4.30	4.70	3.40	3.30	2.90	2.90

1) Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. See note 1 accounting policies.

Earnings from non-consolidated investees amounted to NOK 228 million in the third quarter of 2006, compared with NOK 236 million in the third quarter of 2005. Strong operating results in Alunorte, the Brazilian alumina refinery, and Hydro's Søral smelter had a positive impact on the results for the quarter. Earnings for non-consolidated investees for the third quarter of 2006 included a charge of NOK 239 million relating to a write down of Hydro's interest in Meridian Technologies Inc.

Net financial expense for the third quarter of 2006 amounted to NOK 740 million, compared with net financial income of NOK 157 million for the third quarter of 2005. The third quarter of 2006 included a net currency loss of NOK 999 million, compared with a net currency loss of NOK 46 million in the third quarter of 2005. The currency loss was mainly due to a weakening of the Norwegian kroner during the quarter resulting in losses on Hydro's US dollar denominated debt and foreign currency contracts.

Income tax expense for the first nine months of 2006 amounted to NOK 33,358 million, compared with NOK 23,895 million for the first nine months of 2005, representing 67 percent of income before tax for both periods.

Investments amounted to NOK 8.0 billion for the quarter. 89 percent of the amount invested was related to oil and gas operations.

Return on average Capital Employed (RoaCE[2]) was 14.9 percent for the first nine months of 2006 based on actual earnings and capital employed for the period and has not been annualized.

2) RoaCE is defined as "Earnings after tax" divided by average "Capital Employed". See also discussion pertaining to non-GAAP financial measures included later in this report.

Oil & Energy

Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Exploration and Production	12,078	11,799	36,834	29,905	40,594
Energy and Oil Marketing	851	466	2,988	2,172	3,575
Eliminations	382	360	783	(163)	(719)
Total	13,311	12,624	40,606	31,914	43,451

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Exploration and Production	15,222	14,121	45,854	36,925	50,601
Energy and Oil Marketing	1,098	710	3,787	2,811	4,456
Eliminations	382	360	783	(163)	(719)
Total	16,702	15,191	50,424	39,573	54,339

Key operational data

	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Oil and gas production (thousands boe/d)	548	541	565	554	563
Oil price (USD/bbl)	66.60	60.40	64.90	52.20	53.10
Oil price (NOK/bbl)	420.60	390.60	416.10	333.40	342.20
Average exchange rate NOK/USD	6.32	6.47	6.41	6.38	6.44
Gas price (NOK/Sm^3)	1.73	1.36	1.91	1.38	1.52
Exploration expense (NOK million)	868	199	2,893	747	1,839

Oil & Energy consists of the two sub-segments: 'Exploration and Production' and 'Energy and Oil Marketing'.

Third quarter operating income in 2006 amounted to NOK 13,311 million, an increase of 5 percent compared with the third quarter of 2005, mainly driven by continued high oil and gas prices. Operating income for the first nine months of 2006 was NOK 40,606 million, an increase of 27 percent compared with the first nine months of 2005.

Market developments

The European crude oil benchmark Brent Dated averaged US dollar 69.6 per barrel in the third quarter of 2006, about US dollar 8 per barrel higher than in the third quarter of 2005, and unchanged from the second quarter of 2006. The US crude oil benchmark West Texas Intermediate (WTI) delivered spot at Cushing averaged US dollar 70.4 per barrel in the third quarter of 2006, compared with US dollar 63.2 per barrel in the third quarter of 2005 and US dollar 70.5 in the second quarter of 2006. In the beginning of August 2006, crude prices reached a new nominal price record as a result of geopolitical unrest and the temporary shut-down of a major oil field in Alaska. Oil prices fell considerably in the remainder of the third quarter as geopolitical concerns faded, the US oil inventory increased, and no hurricanes interrupted production in the GoM during the hurricane peak-season in September.

Hydro realized average crude oil prices[3] during the third quarter of 2006 of US dollar 66.6 per barrel, compared with US dollar 60.4 per barrel in the third quarter of 2005 and US dollar 67.9 per barrel in the second quarter of

2006. Hydro's average realized crude oil price was US dollar 3 per barrel below the average Brent price, mainly as a result of a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 421 per barrel, compared with NOK 391 per barrel in the third quarter of 2005 and NOK 422 per barrel in the second quarter of 2006. Hydro realized average liquids prices (oil, NGL and condensate) of US dollar 65 per boe in the third quarter of 2006, compared with US dollar 58.7 per boe in the third quarter of 2005 and US dollar 66 per boe in the second quarter of 2006.

Average spot prices for gas in Europe were significantly higher in the third quarter of 2006 compared with the third quarter of 2005. In the UK, the spot price for gas at NBP (National Balancing Point) averaged 32.4 pence per therm (approximately NOK 1.45 per Sm^3) in the third quarter of 2006, an increase of about 15 percent compared with the third quarter of 2005. Compared with the second quarter of 2006, the spot price measured in pence per therm decreased by 3 percent. In the US, the Henry Hub spot price for gas averaged US dollar 6.2 per million British thermal units (mmbtu), a decrease of 36 percent compared with the third quarter of 2005, and a decrease of 7 percent compared with the second quarter of 2006.

Hydro's realized gas prices[4] in the third quarter of 2006 amounted to NOK 1.73 per Sm^3, representing an increase of 27 percent compared with the

3)   Average oil price realized by Oil & Energy's Exploration and Production sub-segment.
4)   Realized gas prices include both spot market prices and long-term contract prices. Approximately two-thirds of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.

third quarter of 2005, and a decrease of 3 percent compared with the second quarter of 2006. The positive development compared to last year reflected increased reference prices (oil products) for long-term gas contracts, as well as increased spot prices for gas.

The average spot price in the Nordic electricity market was NOK 483 per MWh in the third quarter of 2006, compared with NOK 234 per MWh in the third quarter of 2005. The increase was mainly due to lower reservoir levels compared to the prior year. The Nordic spot price averaged NOK 349 per MWh in the second quarter of 2006.

Business development

In August 2006, Hydro was the successful bidder on 23 leases in the Western Gulf Lease Sale 200 in the GoM, of which 16 blocks are in deep water and 7 blocks are on the shelf. Hydro will be the operator of 21 of the leases. Each of the bids will go through an evaluation process before the lease is awarded by the US Minerals Management Service.

In the third quarter, Hydro completed the acquisition of a 50 percent interest in the BM-C-7 Concession offshore Brazil, containing the Peregrino (formerly know as Chinook) heavy oil discovery requiring a cash payment of approximately NOK 2.1 billion. Hydro is the operator in the concept development phase of the Peregrino field. In Iran, Hydro signed an exploration and development agreement with the National Iranian Oil Company (NIOC) covering the Khorramabad block in south-western Iran.

The sale of Hydro's 50 percent shareholding in the gasoline retail chain Hydro Texaco in Norway and Denmark to the Scandinavian retail company Reitan Servicehandel was finalized on 2 October 2006. The transaction is not expected to have any significant effect on Hydro's fourth quarter results.

Projects under development

The development plan for the Thunder Hawk field in the GoM was approved by the partners in September 2006. Production from the Thunder Hawk field is expected to begin in 2009 and reach a plateau production level of approximately 11,000 boe per day (Hydro's share) in 2010.

Factors affecting developments in the coming quarters

On 5 October, Hydro announced a further revision of its production estimate for 2006 from 585,000 boe per day to 570,000 boe per day. Production in the fourth quarter will be affected by delayed production build-up from the Kristin field and lower-than-expected gas production from the Kvitebjørn and Troll fields in the NCS. Drilling capacity constraints on the NCS are also leading to deferred production on other fields. Internationally, production from fields in the GoM has not met expectations. In addition, the resumption of production from the Terra Nova field in Canada, following an extensive maintenance shut-down, has been delayed from late September to the end of October. Planned maintenance stops in the fourth quarter are expected to result in oil production losses of about 13,000 boe per day.

The Front Runner field, which is the largest producing field in Hydro's GoM portfolio, was acquired by Hydro as part of the Spinnaker acquisition in December of 2005 (Hydro's share 25 percent). The field began production in December 2004. As of 30 September 2006, five of the eight production wells were producing, while the other three production wells were shut down. Production from the Front Runner field for the first nine months of 2006 was 20,250 barrels per day, (Hydro's share 5,063 barrels per day), which is significantly below Hydro's planned production for this period. As

a result, Hydro has established an internal project team to determine if the recoverable resources estimated by Hydro at the time of the Spinnaker acquisition, can be produced from the reservoirs. Hydro expects to finalize this work during the fourth quarter of 2006 and to work with its partners in an integrated project team toward maximizing production rates and ultimate recovery. One percent of Hydro's proved oil and gas reserves of 2,046 million boe as of 31 December 2005 come from the Front Runner field.

Production costs, excluding cost of gas for injection, are expected to increase to NOK 26 per boe for 2006 as a whole, which is NOK 3 per boe higher than the amount targeted and NOK 6 per boe higher than in 2005. The increase compared with the targeted amount is mainly due to higher field costs, including increased well and platform maintenance costs, in addition to lower production volumes. Exploration expenditures amounted to NOK 4.2 billion for the first nine months of the year, and is expected to continue at a high level with 10 to 15 wells planned to be spudded during the fourth quarter.

Exploration and Production
Operating income

Third quarter operating income for Exploration and Production was NOK 12,078 million, an increase of 2 percent compared with the third quarter of 2005, mainly as a result of somewhat higher oil and gas prices. Operating income increased by 4 percent compared with the second quarter of 2006, mainly as a result of higher oil production. Operating income for the first nine months of 2006 was NOK 36,834 million, an increase of 23 percent, compared with the first nine months of 2005.

Average oil and gas production in the third quarter of 2006 reached 548,000 boe per day. Production in the third quarter was 7,000 boe per day higher than in the third quarter of 2005, and increased by 11,000 boe per day compared with the second quarter of 2006. For the first nine months of the year, average oil and gas production increased to 565,000 boe per day, compared with 554,000 boe per day in the first nine months of 2005. However, production in the third quarter was lower than expected mainly due to lower gas production from the Kvitebjørn, Troll and Oseberg fields on the NCS as a result of reduced gas offtake. Production from the GoM fields contributed around 22,000 boe per day for the third quarter of 2006, which was below expectations. Production from fields in the GoM increased by around 2,000 boe per day compared with the second quarter of 2006.

Oil production decreased by 18,000 barrels per day in the third quarter of 2006 to an average of 381,000 barrels per day, compared with the third quarter of 2005, mainly as a result of the maturing production portfolio on the NCS. Oil production increased by 13,000 barrels per day for the quarter compared with the second quarter of 2006. There was no production from the Terra Nova field in Canada in the third quarter due to the maintenance shut-down. Unscheduled shut downs and planned maintenance stops resulted in oil production losses of approximately 38,000 boe per day during the third quarter.

Average gas production in the third quarter of 2006 amounted to 168,000 boe per day, which was 26,000 boe per day higher than in the third quarter of 2005. The most significant increase came from gas production from the GoM fields, which contributed approximately 12,000 boe per day in the third quarter of 2006. Gas production in Norway also increased, mainly sourced from the Kvitebjørn and Kristin fields, which came on stream in late

2004 and late 2005, respectively. Gas production in the third quarter was approximately at the same level as in the second quarter of 2006.

Production costs[5] amounted to NOK 32 per boe for the first nine months of 2006, compared to NOK 25.3 per boe for 2005 as a whole. The increase mainly resulted from higher field costs, including well maintenance costs and costs related to the Terra Nova shut-down. Costs related to injection gas for the Grane field also increased as a result of higher gas prices. Gas for injection included in average production costs amounted to NOK 7.9 per boe in the first nine months of 2006, compared with NOK 5.4 per boe for 2005 as a whole. Total depreciation charges relating to Hydro's GoM portfolio for the third quarter of 2006 amounted to NOK 723 million, corresponding to US dollar 55 per barrel[6].

Exploration costs of NOK 868 million were charged to the results for the third quarter of 2006, compared with NOK 199 million in the third quarter of 2005. Exploration costs for the first nine months of 2006 were NOK 2,893 million compared with NOK 747 million for the first nine months of 2005. Exploration costs in the first quarter of 2006 included approximately NOK 470 million related to the acquisition of seismic data under licenses held by Spinnaker[7]. Exploration activity continued at a high level in the third quarter of 2006. Hydro participated in the completion of 13 exploration wells including exploration extensions of producing wells. Five of the wells resulted in discoveries, while two wells are still under evaluation. In the GoM, three exploration wells were completed on the shelf, resulting in two discoveries. In Canada, Hydro participated in one successful well. Hydro participated in five exploration wells in Libya, of which one well resulted in a discovery. Hydro participated in two exploration wells in Angola, of which one well resulted in a discovery and one well is still under evaluation. On the NCS, Hydro participated in two exploration wells in the third quarter. One of the wells was unsuccessful and one well is under evaluation. In the first nine months of 2006, Hydro participated in 38 exploration wells including extensions of producing wells. Nineteen of the wells have resulted in discoveries while two wells are still under evaluation. Drilling operations underway at the end of the quarter included eight wells, of which seven related to Hydro's international exploration activities.

Gains of NOK 568 million related to the Spinnaker hedge program[8] due to lower gas prices were recognized in the third quarter of 2006, of which NOK 517 million were unrealized. Realized gains of NOK 37 million and unrealized losses of NOK 163 million were recognized in the second quarter of 2006.

Adjusted EBITDA

Exploration and Production adjusted EBITDA in the third quarter of 2006 was NOK 15,222 million, an increase of 8 percent compared with the same period last year. Exploration and Production adjusted EBITDA for the first nine months of 2006 was NOK 45,854 million, compared with NOK 36,925 million in the first nine months of 2005.

Energy and Oil Marketing
Operating income

Energy and Oil Marketing operating income amounted to NOK 851 million in the third quarter of 2006, an increase of 83 percent compared with the same period last year, and a decrease of 27 percent compared with the second quarter of 2006. The results were influenced by volatility in forward prices affecting the marked-to-market valuation of Hydro's gas contracts portfolio. Energy and Oil Marketing operating income for the first nine months of 2006 was NOK 2,988 million, compared to NOK 2,172 million for the same period in 2005.

Operating income from power activities decreased by 11 percent to NOK 329 million in the third quarter of 2006 compared with the third quarter of 2005. The decline resulted mainly from unrealized losses on an operational hedge caused by higher forward prices, as well as lower production. The decrease was partly offset by high spot prices, which more than doubled, compared with the third quarter of 2005. Power production in the third quarter of 2006 was 1.9 TWh, 30 percent lower than in the third quarter of 2005. Hydro's reservoir balance (water and snow) at the end of the third quarter was below normal level and significantly lower than at the same time last year, which was a record year both in terms of precipitation and production.

Operating income from gas activities was NOK 557 million for the quarter, an increase of NOK 502 million compared with the third quarter of 2005. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation increased by 24 percent to NOK 509 million for the third quarter of 2006, compared with the third quarter of 2005, as a result of higher transportation booking volumes. Operating income for gas trading activities was NOK 48 million in the third quarter of 2006, compared with an operating loss of NOK 355 million in the third quarter of 2005, and an operating income of NOK 430 million in the second quarter of 2006. Operating income for gas trading is heavily impacted by marked-to-market valuations on certain gas contracts included in the total gas contracts portfolio[9]. Gas contracts that are not marked-to-market increased in value during the quarter.

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5) Production cost is comprised of the cost of operating fields, including CO_2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

6) See discussion included in note 1. "Summary of Significant Accounting Policies" included in Hydro's Annual Report and Form 20-F 2005. Hydro acquired Spinnaker Exploration Company in December 2005. A substantial portion of the purchase price was allocated to oil and gas properties in the GoM. Hydro uses the unit-of-production method to depreciate oil and gas producing properties, whereby the fields are depreciated as proven reserves are produced. A substantial portion of the purchase price is expected to be depreciated in a relatively short period of time.

7) See discussion included in note 2. "Business combinations, dispositions and demerger" included in Hydro's Annual Report and Form 20-F 2005. In accordance with Hydro's accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploratory wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be expensed.

8) Hydro has hedged the majority of the oil and gas production from Spinnaker's portfolio for the period 2006-2008. Under the hedging program, crude oil prices (WTI) have been secured between US dollar 45 per boe and US dollar 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of US dollar 7.5 per mmbtu. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.

9) Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not.

Operating income from oil and gas liquids trading activities was NOK 60 million in the third quarter of 2006, an increase of 46 percent compared with the third quarter of 2005 mainly due to favourable positioning during the quarter.

Operating losses from Hydro's wholly-owned oil marketing unit in Sweden amounted to NOK 55 million in the third quarter, a decline of NOK 110 million compared with the third quarter of 2005 mainly as a result of decreasing prices affecting the valuation of gasoline and gasoil inventories.

Adjusted EBITDA

Energy and Oil Marketing adjusted EBITDA in the third quarter of 2006 was NOK 1,098 million, an increase of 55 percent compared with the third quarter of 2005. Hydro's 50 percent ownership interest in Hydro Texaco contributed NOK 25 million to EBITDA in the third quarter of 2006, compared with NOK 44 million in the third quarter of 2005. Energy and Oil Marketing adjusted EBITDA for the first nine months of 2006 was NOK 3,787 million, compared to NOK 2,811 million for first nine months of 2005.

Eliminations Oil & Energy

As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for re-sale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. In addition, Energy and Oil Marketing sells power to Exploration and Production for use in some of their processing facilities. Exploration and Production regards the purchase and supply contracts with Energy and Oil Marketing as normal purchase and sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the effects of internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a positive effect on the operating income for Eliminations Oil and Energy of NOK 382 million in the third quarter of 2006 mainly resulting from declining gas prices.

Aluminium activities

Operating income (loss)

NOK million	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Aluminium Metal	1,854	447	5,513	2,682	2,694
Aluminium Products	(192)	371	560	860	(175)
Eliminations	(5)	24	(161)	(21)	(8)
Total	1,657	842	5,912	3,520	2,511

Adjusted EBITDA

NOK million	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Aluminium Metal	2,706	1,053	7,781	4,425	4,821
Aluminium Products	308	872	2,113	2,433	3,231
Eliminations	(5)	24	(161)	(21)	(8)
Total	3,009	1,948	9,733	6,837	8,044

See discussion pertaining to non-GAAP financial measures included later in this report.

In January 2006, Hydro divided its upstream and downstream aluminium operations into two separate business areas: Aluminium Metal and Aluminium Products[10].

Operating income from Hydro's total Aluminium operations increased by NOK 815 million to NOK 1,657 million mainly as a result of higher aluminium prices. Primary aluminium production declined by 3 percent, compared with the third quarter of 2005. Aluminium products incurred an operating loss of NOK 192 million, compared to operating income of NOK 371 million for the third quarter of 2005. Operating results for the downstream business were heavily influenced by unrealized losses on the ongoing LME operational hedge program, higher energy costs, negative metal effects, and rationalization and impairment costs, in addition to continued challenging market conditions and strong competition, particularly within the automotive sector. Hydro's European extrusion operations delivered a strong performance for the quarter.

10) Unrealized gains and losses previously included as part of Aluminium "other and eliminations" have been allocated between the two new business areas and are included in the operating income and adjusted EBITDA amounts above.

Aluminium Metal

Results and key operational data

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Operating income (loss)	1,854	447	5,513	2,682	2,694
Adjusted EBITDA	2,706	1,053	7,781	4,425	4,821
Aluminium price LME, realized (USD/mt)	2,462	1,770	2,325	1,798	1,812
Aluminium price LME, realized (NOK/mt)	15,662	11,453	15,230	11,703	11,813
NOK/USD exchange rate, realized	6.36	6.47	6.55	6.51	6.52
Primary production (Kmt)	449	461	1,349	1,362	1,826

Market developments[11]

The average market price for aluminium (LME three month average) increased by 37 percent to US dollar 2,528 per mt in the third quarter of 2006, compared with the third quarter of 2005. The corresponding LME price measured in NOK increased by 34 percent.

During the third quarter the LME price traded within a range of US dollar 2,400 to 2,700 per mt following the highly volatile price developments in the previous quarter. Overall market fundamentals were favorable, led by consumption growth and inventory reduction. However, a sharp drop in spot alumina prices triggered the restart of some idle Chinese smelter capacity.

Global production and consumption of primary aluminium increased by roughly 4 percent and 7 percent, respectively, in the third quarter of 2006 compared with the third quarter of 2005. China continued to demonstrate strong growth in production and consumption, both increasing 16 to 18 percent in the quarter, compared with the corresponding quarter of 2005.

Chinese net exports of primary metal during the period January to August amounted to 480,000 mt, and are estimated to reach a level of 700,000 to 800,000 mt for the full year. Adjusted for net imports of scrap metal and including net exports of rolled and extruded products as well as other fabricated products, China became a net exporter of aluminium for the first time during the second quarter of 2006. In addition, Chinese net exports of extrusion and rolled products showed significant growth.

Reported primary metal inventories declined about 130,000 mt during the third quarter of 2006, to a level of approximately 2.8 million mt at the end of the quarter.

Operating income

Aluminium Metal's operating income amounted to NOK 1,854 million in the third quarter, a substantial increase from NOK 447 million in the third quarter of 2005, mainly driven by continued high aluminium prices. Operating income amounted to NOK 1,620 million for the second quarter of 2006.

In third quarter 2006 realized aluminium prices measured in Norwegian kroner increased by 37 percent, contributing about NOK 1,900 million to operating income compared to the third quarter of last year, including a realized loss of NOK 325 million on LME future contracts and a gain on US dollar forward contracts of NOK 47 million relating to strategic hedge programs[12]. Realized aluminium prices measured in Norwegian kroner increased by 2 percent, compared with the second quarter of 2006. Higher raw material and energy costs had a negative impact on operating income for the third quarter, compared with the third quarter of 2005 amounting to NOK 880 million. In addition, the results for the quarter were positively influenced by unrealized effects on LME contracts of NOK 224 million, compared to negative unrealized effects of NOK 375 million in the third quarter of last year and positive unrealized effects of NOK 181 million in the second quarter of 2006[13]. Due to seasonal fluctuations, there was a reduction in external sales of metal products in the third quarter compared to the second quarter. This corresponds to a negative margin effect of approximately NOK 70 million impacting the operating profit. Operating income for third quarter of 2006 also included an unrealized gain amounting to NOK 59 million relating to power contracts in Germany, compared with an unrealized loss of NOK 85 million in the second quarter of 2006. Costs amounting to NOK 75 million relating to the Qatalum project were charged in the third quarter of 2006.

Hydro's primary aluminium production, including production from partly owned companies, was 449,000 mt in the third quarter of 2006, compared to 461,000 mt in the third quarter of 2005. Production declines due to the closures of the Hamburger Aluminium Werk (HAW) smelter in Germany and the Søderberg production line at Høyanger in Norway were partly offset by increased production from the Alouette expansion in Canada. Production of primary metal in the second quarter of 2006 amounted to 451,000 mt.

---

11) Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

12) Strategic hedge programs (hedge accounting) will continue to impact reported results during 2006. The Sunndal program is comprised of LME future contracts spread evenly over the year, while US dollar forward contracts mature mainly in the first half of the year (approximately 9 percent of the 2006 currency contracts will mature in the forth quarter). The LME future contracts and US dollar forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK/USD 9.4, respectively, for the remainder of the program. An additional hedge program to mitigate the effects of higher power prices was implemented for the period 2006 - 2008. The program consists of power and LME contracts, sold at an average price of approximately US dollar 2,225. The remaining hedged production for 2006 - 2008 amounted to 440,000 mt at the end of the third quarter of 2006 of which 331,000 mt relates to the new program entered into during the first quarter of 2006.

13) Changes in market value of open LME derivative contracts relate mainly to operational hedges. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.

Hydro's sourcing and trading operations incurred an operating loss of NOK 91 million in the third quarter of 2006, compared with operating income of NOK 184 million in the third quarter of 2005 and an operating loss of NOK 149 million in the second quarter of 2006. Unrealized gains on LME and currency contracts excluded from these amounted to a net gain of about NOK 235 million in the third quarter of 2006, compared with a corresponding net loss of about NOK 130 million in the same period of the previous year[14]. Results from alumina sales declined in the third quarter of 2006 compared to the second quarter of 2006 due to a reduction in realized prices.

Operating income increased by NOK 2,832 million to NOK 5,513 million for the first nine months of 2006 compared with the corresponding period of 2005. Realized aluminium prices measured in Norwegian kroner increased by 30 percent contributing about NOK 4,600 million to operating income for the period. Higher raw material and energy costs had a negative impact of approximately NOK 2,300 million, in addition to costs relating to the closures of the Stade metal plant in Germany and the Søderberg production lines in the Norwegian plants in Årdal and Høyanger amounting to NOK 524 million. Positive unrealized effects on LME contracts amounted to NOK 885 million for the first nine months of 2006, compared to negative unrealized effects of NOK 84 million in the same period of last year.

Adjusted EBITDA

Adjusted EBITDA for the third quarter of 2006 was NOK 2,706 million, compared with NOK 1,053 million in the third quarter of 2005. Adjusted EBITDA for the first nine months of 2006 amounted to NOK 7,781 million, compared with NOK 4,425 million for the first nine months of last year.

Earnings from non-consolidated investees amounted to NOK 381 million in the third quarter of 2006, compared with NOK 128 million in the third quarter of 2005. Alunorte, the Brazilian alumina refinery, showed significantly improved earnings amounting to NOK 258 million, compared with NOK 80 million in the third quarter of 2005. The increase was mainly due to higher alumina market prices and increased production following the start-up of the second major expansion of the plant. The positive effects were partly offset by lower currency gains amounting to NOK 8 million in the third quarter of 2006, compared with gains of NOK 78 million in the third quarter of 2005. Earnings from Hydro's Søral smelter improved to NOK 123 million from NOK 44 million in the third quarter of 2005 due to higher aluminium prices and unrealized gains on power contracts of NOK 52 million compared with unrealized gains of NOK 8 million in the third quarter of 2005.

Plant closures

Total costs related to the closure of the Norwegian Søderberg plants at Høyanger and Årdal, and the German metal plants in Hamburg and Stade, are expected to be somewhat lower than the previous estimate of NOK 1 billion. Of the total estimated amount, NOK 724 million was expensed by the end of the third quarter of 2006. Most of the remaining closure costs are expected to be incurred in 2007.

Key development activities

Preparations for the development of the Qatalum aluminium plant are progressing according to schedule, and the final investment decision is expected during the first half of 2007.

During the third quarter of 2006, Hydro exercised its option to acquire a majority ownership position in the Slovakian aluminium company Slovalco. As a result, Hydro's interest has increased from 20 to 55.3 percent. Slovalco has a primary aluminium production of 160,000 mt per year, and has been fully consolidated in Hydro's financial statements since 2004.

Factors affecting developments in the coming quarters

The general economic outlook for the remainder of 2006 remains positive, but there are signs of slowing growth in the United States. Key economic indicators signal lower global growth in 2007. China's strong economic growth is expected to continue.

Hydro expects shipments of primary metal in the Western World to increase about 4.5 percent for 2006 as a whole, with somewhat higher than the expected growth in industrial production, as a result of build up of customers' inventories. Shipments are estimated to grow 2.5 percent for 2007, slightly lower than the expected increase in industrial production. Global consumption growth is expected to decline from about 7.5 percent this year to 6 percent in 2007. China's growth in consumption is expected to continue at a high level in 2007, and is estimated to be between 16 and 17 percent.

The primary aluminium market is expected to move from a moderate deficit in 2006 to a moderate surplus in 2007 as a result of a decline in the growth of shipments and increasing production. Developments in China continue to be a main driver of industry fundamentals. Relatively small changes in Chinese supply and demand can lead to substantial changes in the global metal balance. In addition, the behavior of financial investors continues to be an important factor underlying developments within the primary aluminium market.

Strong increases in global alumina production capacities, particularly in China, have caused a sharp drop in spot alumina prices. A combination of high LME prices and low spot alumina prices is expected to lead to increased smelter capacity utilization, especially in China, and to some extent also in the United States. Hydro expects Western World production of alumina to increase about 3.5 percent in 2007, and about 7.5 percent globally.

By the end of the third quarter of 2006, Hydro had sold approximately 80 percent of its estimated production for the fourth quarter of 2006. The sold volume was priced at US dollar 2,360 per mt, including the effect of strategic hedges entered into for the period.

---

14) Marked-to-market adjustments on LME contracts entered into by Hydro's sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. Gains and losses on LME contracts are included in the various units results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

Aluminium Products

Operating income (loss)

NOK million	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Rolled Products	60	181	746	720	754
Extrusion	169	107	160	240	275
Automotive	(136)	(60)	(201)	(162)	(1,384)
Other and eliminations	(286)	143	(144)	63	180
Total	(192)	371	560	860	(175)

Adjusted EBITDA

NOK million	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Rolled Products	212	343	1,176	1,202	1,565
Extrusion	298	233	676	659	867
Automotive	84	154	405	513	628
Other and eliminations	(286)	142	(144)	59	171
Total	308	872	2,113	2,433	3,231

Aluminium Products incurred an operating loss of NOK 192 million for the quarter, compared with an operating income of NOK 371 million in the third quarter of 2005 and NOK 301 million in the second quarter of 2006. The results reflected continuing intense competition in some business sectors within the industry. However, costs relating to plant rationalization and impairments, together amounting to NOK 78 million, higher energy costs in general and reduced margins within the automotive sector conceal a strong performance for Hydro's European extrusion operations.

The result was also heavily influenced by unrealized losses on the ongoing LME operational hedge program[15] amounting to NOK 286 million in the third quarter of 2006, compared with corresponding gains of NOK 144 million in the third quarter of 2005 and losses of NOK 13 million in the second quarter of 2006. In addition, results in the third quarter of 2006 were impacted by negative metal effects[16] of NOK 73 million, compared with negative effects of NOK 26 million in the third quarter of 2005 and positive effects of NOK 149 million in the second quarter of 2006.

Operating income for first nine months of 2006 amounted to NOK 560 million, declining from NOK 860 million for the same period in 2005. Increased volumes in all business sectors, net of margin reductions and capacity related cost increases, had a positive effect on results for the period. However, this was more than offset by pension charges in the UK and plant rationalization charges and impairment write-downs. Results for the first nine months of 2006 included positive metal effects in Rolled Products offset somewhat by negative effects relating to LME hedge contracts.

During the third quarter of 2006, Hydro wrote down the value of its 49 percent ownership interest in Meridian Technologies Inc. by NOK 239 million. The amount is reflected in equity in net income of non-consolidated investees. Merdian provides magnesium die-casting products to the automotive industry. The write down resulted from declining earnings' forecasts as a result of a continued deterioration in market conditions.

Market developments[17]

On the basis of improved European economic developments, the market for standard rolled products remained stable in the quarter with firm order activity, although with a decline in demand for certain special products. Preliminary estimates indicate an increase in shipments of about 6.6 percent in the third quarter of 2006, compared with the third quarter of 2005. Shipments picked up in the US rolled products market in the third quarter of 2006, following a decline in the second quarter.

The upward momentum in the European general extrusion market experienced in the first half of 2006 continued in the third quarter. During the third quarter of 2006, shipments rose about 4 percent from the third quarter of 2005. The US extrusion market remained sound due to strong demand within transportation and non-residential construction. However, there are growing signals of a gradual slow-down in demand driven by softer residential construction and consumer durables markets. Preliminary estimates indicate an increase in shipments from the third quarter 2005 to the third quarter 2006 of about 3.8 percent.

15) Changes in market value of open LME derivative contracts relate mainly to operational hedges. Such effects are included as part of eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium Products. Gains and losses on LME contracts are included in the various units' results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.

16) Rolled Products' sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products lasts two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have a positive effect on margins.

17) Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

Estimated global automotive sales increased by 3.4 percent for the first nine months of 2006, compared with the corresponding period of 2005, driven by growth in emerging markets. US sales were down 3.8 percent and the big three US producers lost market share to Asian and European car manufacturers. Sales in Western Europe were stable for the first nine months of 2006, compared with the first nine months of 2005.

Factors affecting development in the coming quarters

The European economic outlook continues to be positive, however a slowdown in growth is expected during the fourth quarter and into 2007. Industrial production in Western Europe is estimated to grow about 2.6 percent for 2006 as a whole.

The European rolled products and extrusion markets normally have an underlying growth in line with industrial production developments. However, a somewhat stronger growth in shipments is expected in 2006 due to customer restocking. Demand in Germany in particular is expected to be supported by an announced increase in VAT beginning 2007. A seasonal reduction is expected in both market segments in the fourth quarter. Margins are expected to remain stable for extruded products, and to improve somewhat for standard rolled products, but from a low level. Shipment growth in 2007 is expected to be lower than in 2006, in line with developments in industrial production.

The US economy remains strong, but industrial production is expected to show lower growth rates towards the end of 2006 and into 2007. Growth within the extrusion and rolled products sectors is expected to slow during fourth quarter of 2006 and into 2007.

The global light vehicle market is expected to continue growing during the remainder of 2006, although at a slightly reduced pace. The Western European market is expected to remain flat or slightly down, while the US market is expected to continue the negative development in the fourth quarter. Margins are expected to remain under pressure.

The earnings of Aluminium Products in the fourth quarter will be influenced by continued progress on plant rationalization programs as well as seasonal related volume reductions and plant maintenance shut-downs.

Rolled Products
Operating income
Rolled Products' operating income for the third quarter of 2006 was NOK 60 million, compared with NOK 181 million in the corresponding quarter of 2005. Operating income for the third quarter included negative metal effects of NOK 73 million compared to negative effects of NOK 26 million in the third quarter of 2005 reflecting decreasing metal prices.

Hydro's total sales volumes increased by about 3 percent during the quarter, compared with the third quarter in 2005. European shipments, amounting to roughly 80 percent of the total volumes, increased about 5 percent while sales outside of Europe declined by 5 percent compared to third quarter 2005. Net volume increases contributed NOK 33 million, while higher energy prices and other production related cost increases reduced operating results for the quarter by about NOK 80 million, compared with the third quarter of 2005.

Adjusted EBITDA
Adjusted EBITDA in the third quarter of 2006 was NOK 212 million, compared with NOK 343 million for the third quarter of 2005.

Extrusion
Operating income
Operating income for Hydro's extrusion operations was NOK 169 million in the third quarter of 2006, compared with NOK 107 million in the same quarter in 2005. Charges relating to plant rationalization and asset impairments amounted to about NOK 23 million in the third quarter of 2006.

Hydro's European extrusion shipments increased about 15 percent during the third quarter, compared with the same quarter of 2005, while shipments within North America were at the same level as 2005. Building Systems volumes increased by 4 percent. Improved volumes contributed approximately NOK 140 million to operating income for the quarter. Volumes declined compared to the second quarter of 2006 due to seasonal factors.

Margins continued to strengthen during the quarter, compared with the third quarter of 2005, while capacity related costs increased due to higher volumes, resulting in a reduction in operating income of NOK 41 million in third quarter of 2006 compared with the same quarter in 2005.

Adjusted EBITDA
Adjusted EBITDA in the third quarter of 2006 was NOK 298 million, compared with NOK 233 million in the same quarter of 2005.

Automotive
Operating income
Hydro's automotive operations incurred an operating loss of NOK 136 million in the third quarter 2006, compared with an operating loss of NOK 60 million in the same quarter in 2005. Operating results for the third quarter of 2006 included costs relating to plant rationalization and fixed asset impairments amounting to NOK 55 million compared to NOK 5 million in the same quarter in 2005.

Volumes improved during the quarter compared with third quarter of 2005 while margins declined resulting in a net negative impact of about NOK 90 million. Results for the quarter were impacted by lower depreciation charges of NOK 38 million, primarily as a result of impairment write-downs relating to magnesium operations in 2005.

Adjusted EBITDA
Adjusted EBITDA in the third quarter of 2006 was NOK 84 million, compared with NOK 154 million in the same quarter of 2005.

Other activities

Operating income (loss)

NOK million	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Polymers	207	(35)	469	178	69
Other	27	(152)	101	(82)	(71)
Total	235	(187)	570	96	(2)

Adjusted EBITDA

NOK million	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
Polymers	323	91	794	563	564
Other	100	(10)	301	531	1,316
Total	423	82	1,095	1,094	1,880

Other activities consists of Polymers, the casualty insurance company Industriforsikring, Hydro's internal services and BioMar Holding A/S (sold in December 2005).

Polymers

Operating income for Hydro Polymers amounted to NOK 207 million in the third quarter of 2006, compared to an operating loss of NOK 35 million in the same period in 2005. The increase primarily resulted from continuous high production combined with higher sales volumes and prices compared with the third quarter of 2005. The 2005 result was negatively affected by production irregularities as well as high costs for external purchases of ethylene in connection with the major maintenance shutdown of the Norwegian ethylene cracker, Noretyl, a 50 percent Hydro investee. Operating income for the first nine months of 2006 amounted to NOK 469 million compared to NOK 178 million for the same period of 2005. The new membrane chlorine plant at Rafnes in Norway and the expanded Noretyl cracker, which both began operations last year, are performing according to plan and contributing to record high production.

Adjusted EBITDA amounted to NOK 323 million in the third quarter and NOK 794 million for the first nine months of 2006. Results from non-consolidated investees decreased by NOK 14 million in the third quarter and NOK 76 million for the first nine months of the year compared to 2005, mainly due to lower contribution from Qatar Vinyl Company.

Commissioning of the second membrane chlorine plant at Rafnes is progressing according to plan and expected to be completed by the end of the year. The old diaphragm chlorine plant was closed in September.

Corporate activities and eliminations

Operating income for Corporate activities and eliminations amounted to NOK 80 million for the third quarter of 2006, compared with an operating loss of NOK 282 million in third quarter of 2005. The result for the quarter included a positive effect amounting to NOK 444 million relating to the elimination of unrealized losses on power and NGL contracts, compared with a corresponding positive effect of NOK 3 million in the third quarter of 2005. For the first nine months of 2006, Corporate activities and eliminations had operating income amounting to NOK 546 million, compared

with operating income of NOK 431 million in the first nine months of 2005. The result for the first nine months of the year included a positive effect of NOK 1,258 million relating to the elimination of unrealized losses on power and NGL contracts, compared to a corresponding positive effect of NOK 1,073 million in the first nine months of 2005.

Hydro's Energy and Oil Marketing unit is responsible for supplying electricity for Hydro's own consumption, and has entered into long-term purchase contracts with external power suppliers. The power is then sold on long-term sales contracts to other units in Hydro. Energy and Oil Marketing recognizes the majority of the external purchase contracts and the internal sales contracts at market value, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment on the internal sales contracts booked within Energy and Oil Marketing resulted in a positive effect on operating income in the third quarter of 2006 and a positive effect in the first nine months of 2006 as indicated above.

The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.

Net pension and social security costs amounted to NOK 222 million for the third quarter of 2006, compared with NOK 154 million in the third quarter of 2005. Net pension and social security costs for the first nine months of 2006 amounted to NOK 331 million, compared to NOK 344 million in the corresponding period of 2005. The amount for the first nine months of 2006 included the reversal of costs relating to funding a deficit in a UK defined benefit pension plan of approximately NOK 380 million. The amount for the first nine months of 2005 included the reversal of a settlement loss charged to Automotive related to the plant closure in Leeds amounting to NOK 154 million.

Finance

Financial income and expense

NOK million	Third quarter 2006	2005	01.01-30.09 2006	2005	Year 2005
Interest income	345	227	791	631	897
Dividends received / net gain (loss) on securities	94	101	278	264	338
Interest income and other financial income	439	328	1,070	895	1,235
Interest expense	(503)	(322)	(1,363)	(1,190)	(1,745)
Capitalized interest	359	219	931	615	867
Net foreign exchange gain (loss)	(999)	(46)	344	(1,558)	(2,159)
Other	(37)	(22)	(43)	(73)	(89)
Interest expense and foreign exchange gain/(loss)	(1,179)	(170)	(131)	(2,206)	(3,125)
Net financial income (expense)	(740)	157	938	(1,311)	(1,890)

Exchange rates

	Third quarter 2006	2005	01.01-30.09 2006	2005	Year 2005
NOK/USD Average exchange rate	6.33	6.46	6.41	6.38	6.45
NOK/USD Balance sheet date exchange rate	6.50	6.54	6.50	6.54	6.77
NOK/EUR Average exchange rate	8.06	7.88	7.97	8.06	8.01
NOK/EUR Balance sheet date exchange rate	8.24	7.88	8.24	7.88	7.99

Source: Norges Bank

Net financial expense for the third quarter amounted to NOK 740 million, including a net currency loss of NOK 999 million. The currency loss was mainly due to a weakening of the Norwegian kroner during the quarter resulting in losses on Hydro's US dollar denominated debt and foreign currency contracts. The third quarter of 2005 included a net currency loss amounting to NOK 46 million.

Net interest-bearing debt decreased by about NOK 8 billion during the quarter resulting in cash (including short- term assets) exceeding interest-bearing debt by NOK 5 billion. Hydro completed the acquisition of a 50 percent interest in the Peregrino (formerly named Chinook) discovery in Brazil requiring a cash payment of approximately NOK 2.1 billion. Taxes amounting to NOK 22 billion were paid on 2 October 2006.

Hydro's adjusted debt/equity ratio[18] was 0.11 at the end of the quarter, compared to 0.21 at the end of the second quarter of 2006.

Tax

The provision for current and deferred taxes amounted to NOK 33,358 million for the first nine months of 2006, approximately 67 percent of income before tax and minority interest. Most of the amount consists of current taxes. The equivalent amount for 2005 was NOK 23,895 million, approximately 67 percent of income before tax and minority interest.

The high tax rate in both periods resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.

Oslo, 23 October 2006
Board of Directors

18) Hydro's adjusted debt/equity ratio is defined as adjusted net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest.

Liquidity and capital resources

Reference is made to the "Liquidity and capital resources" section of Hydro's Annual Report and Form 20-F 2005.

Cash flow

Hydro has historically financed its operations primarily through cash generated by operating activities. During the first nine months of 2006, net cash generated by Hydro's operations of NOK 41.8 billion was sufficient to fund the net cash used in investing activities of NOK 25.3 billion. Hydro used another NOK 10.7 billion in financing activities. Including net foreign currency gains on cash of NOK 0.2 billion, Hydro's cash balance increased by NOK 6.0 billion.

Net cash provided by operating activities amounted to NOK 41,792 million for the nine months ended 30 September 2006, compared to NOK 25,385 million for the same period of 2005. The NOK 16,407 million improvement reflected increased earnings due to sustained high oil and gas prices and improved aluminium prices. However, approximately NOK 6,200 million of the increase related to higher current tax accruals.

Net cash used in investing activities in the first nine months of 2006 amounted to NOK 25,324 million compared to NOK 15,877 million for the same period of 2005, an increase of NOK 9,447 million. Net purchases of short-term investments increased by NOK 3,233 million, while net cash used for capital expenditure and other long-term investments increased by NOK 6,214 million as compared to the same period of 2005.

Net cash used in financing activities was NOK 10,663 million for the nine months ended 30 September 2006, an increase of NOK 3,535 million compared to net cash used in financing activities of NOK 7,128 million for the corresponding period of 2005.

Liquidity

Cash and cash equivalents were NOK 16.5 billion as of 30 September 2006, compared to NOK 10.5 billion as of 31 December 2005. Hydro's cash positions and short-term investments including bank term deposits amounted to NOK 29.2 billion as of 30 September 2006, compared to NOK 14.3 billion at the end of 2005.

As discussed in the 2005 20-F, Hydro continues to expect that cash from continuing operations, together with the liquid holdings and available credit facilities, will be more than sufficient to meet all planned capital expenditures, operational requirements, dividends and debt repayments in 2006.

Market risk

Reference is made to the "Market risk" section of Hydro's Annual Report and Form 20-F 2005.

During the third quarter of 2006, Hydro's total financial derivative sensitivity increased compared to the previous quarter, mainly due to currency exposures.

For Oil & Energy, the sensitivity to changes in oil and natural gas prices on derivative contracts has been reduced over the quarter. Oil & Energy's risk exposure on oil and gas contracts is to a large extent offset by the risk exposure on power contracts.

Hydro's exposure to changes in the LME price remains virtually unchanged from the previous quarter. The short position is slightly reduced due to a net combined effect of the unwinding of existing hedge programs, a reduction in buybacks of short positions created through customer sales and establishment of a minor hedge program.

Total USD sensitivity has increased during the quarter due to increased short positions in the currency market. Interest rate sensitivity was, however, relatively unchanged, compared to the second quarter of 2006.

The total fair value of all financial assets, financial liabilities and derivative positions has increased compared to the previous quarter, due to higher balances of cash and cash equivalents. However, reduced longer-term interest rates have increased the fair value of long-term debt. Further, a stronger USD to NOK exchange rate also enhanced the effects on both debt and short derivative currency positions. Sensitivity to other currencies increased marginally.

As discussed in the 2005 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of Hydro. Therefore, Hydro's management cautions against relying on the information presented.

Condensed consolidated statements of income (unaudited)

	Third quarter			01.01-30.09			Year
	2006	2006	2005	2006	2006	2005	2005
Million, except per share data	NOK	EUR[1]	NOK	NOK	EUR[1]	NOK	NOK
Operating revenues	50,961	6,189	44,612	157,813	19,166	128,883	174,201
Depreciation, depletion and amortization	4,286	521	3,536	12,510	1,519	10,598	16,086
Other operating costs	31,387	3,812	28,102	97,507	11,842	82,302	111,683
Operating income	15,288	1,857	12,973	47,795	5,805	35,982	46,432
Equity in net income of non-consolidated investees	228	28	236	916	111	696	619
Financial income (expense), net	(740)	(90)	157	938	114	(1,311)	(1,890)
Other income (loss), net	-	-	-	-	-	233	990
Income before tax and minority interest	14,776	1,794	13,367	49,650	6,030	35,600	46,152
Income tax expense	(9,787)	(1,189)	(9,182)	(33,358)	(4,051)	(23,895)	(30,317)
Minority interest	(185)	(22)	(2)	(224)	(27)	(252)	(118)
Income before cumulative effect of change in accounting principles	4,804	583	4,183	16,068	1,951	11,453	15,716
Cumulative effect of change in accounting principles	-	-	-	-	-	-	(78)
Net income	4,804	583	4,183	16,068	1,951	11,453	15,638
Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) [2] [3]	3.90	0.47	3.30	12.90	1.57	9.10	12.50
Basic and diluted earnings per share (in NOK and Euro) [2] [3]	3.90	0.47	3.30	12.90	1.57	9.10	12.50
Weighted average number of outstanding shares	1,236	1,236	1,255	1,245	1,245	1,255	1,254

1) Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2006, which was 8.2340.

2) Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

3) Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated balance sheets (unaudited)

Million	30 September 2006 NOK	30 September 2006 EUR[1]	30 September 2005 NOK	31 December 2005 NOK
Assets				
Cash and cash equivalents	16,490	2,003	16,607	10,463
Short-term investments	12,699	1,542	16,760	3,865
Receivables and other current assets	46,490	5,646	38,852	41,411
Inventories	16,310	1,981	14,225	14,553
Total current assets	91,990	11,172	86,443	70,293
Property, plant and equipment, less accumulated depreciation, depletion and amortization	131,215	15,936	108,060	128,191
Other assets	29,626	3,598	23,711	28,711
Total non-current assets	160,840	19,533	131,771	156,902
Total assets	252,830	30,705	218,214	227,195
Liabilities and shareholders' equity				
Bank loans and other interest bearing short-term debt	3,103	377	4,324	4,658
Current portion of long-term debt	243	29	397	379
Other current liabilities	68,452	8,313	51,406	48,219
Total current liabilities	71,798	8,720	56,128	53,256
Long-term debt	20,653	2,508	20,456	21,387
Other long-term liabilities	22,607	2,746	19,461	22,363
Deferred tax liabilities	33,853	4,111	29,207	33,713
Total long-term liabilities	77,113	9,365	69,124	77,462
Minority shareholders' interest in consolidated subsidiaries	754	92	1,357	981
Share capital	4,708	572	4,739	4,739
Other shareholders' equity	98,457	11,957	86,868	90,756
Shareholders' equity	103,165	12,529	91,606	95,495
Total liabilities and shareholders' equity	252,830	30,705	218,214	227,195
Total number of outstanding shares [2]	1,231	1,231	1,254	1,251

1) Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2006, which was 8.2340.

2) Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statements of cash flows (unaudited)

| | Nine months ended 30 September | | | Year |
Million	2006 NOK	2006 EUR[1]	2005 NOK	2005 NOK
Operating activities:				
Net income	16,068	1,951	11,453	15,638
Adjustments:				
Depreciation, depletion and amortization	12,510	1,519	10,598	16,086
Other adjustments	13,214	1,605	3,334	(4,339)
Net cash provided by operating activities	41,792	5,075	25,385	27,385
Investing activities:				
Purchases of property, plant and equipment	(13,659)	(1,659)	(11,819)	(17,562)
Purchases of other long-term investments	(3,448)	(419)	(444)	(17,263)
Purchases of short-term investments	(10,700)	(1,299)	(15,162)	(15,162)
Proceeds from sales of property, plant and equipment	239	29	1,256	1,362
Proceeds from sales of other long-term investments	394	48	747	1,862
Proceeds from sales of short-term investments	1,850	225	9,545	22,445
Net cash used in investing activities	(25,324)	(3,076)	(15,877)	(24,318)
Financing activities:				
Loan proceeds	79	10	677	1,844
Principal repayments	(2,116)	(257)	(1,663)	(2,102)
Ordinary shares purchased	(3,165)	(384)	(1,177)	(1,589)
Ordinary shares issued	45	5	56	71
Dividends paid	(5,506)	(669)	(5,021)	(5,021)
Net cash used in financing activities	(10,663)	(1,295)	(7,128)	(6,797)
Foreign currency effects on cash	222	27	(139)	(173)
Net increase (decrease) in cash and cash equivalents	6,027	732	2,241	(3,903)
Cash and cash equivalents at beginning of period	10,463	1,271	14,366	14,366
Cash and cash equivalents at end of period	16,490	2,003	16,607	10,463

1) Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2006, which was 8.2340.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

Note 1: Accounting policies

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2005 included in Norsk Hydro's Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP) for interim financial information. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended 31 December 2005 with the addition of the accounting standards implemented during 2006. The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. In the opinion of management, the accompanying financial statements include all adjustments (including normal recurring accruals) considered necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented.

The interim financial statements are unaudited and certain information and footnote disclosures normally included in the annual financial statements have been condensed or omitted. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. Unless otherwise stated, comparative figures are for the corresponding period in 2005. Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. As a result of rounding adjustments, the figures in one or more columns in the condensed consolidated financial statements may not add up to the total of that column.

Changes in Accounting Principles

Share-based compensation

In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123 (R)"). The revised standard focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires that all share-based payments be recognized in the financial statements at fair value.

Effective 1 January 2006, Hydro adopted SFAS 123 (R) using the modified prospective approach. On 15 June 2006 Hydro's Board of Directors decided to grant 705,000 stock options with an exercise price of NOK 175 to 31 top managers in Hydro. The stock options are in the form of cash settled share appreciation rights and as a consequence, the number of issued and outstanding shares will not be impacted upon exercise. These options have been granted under the same terms as the prior year stock option grant, and none of the outstanding plans have been modified or changed during the first nine months of 2006. The liability recognized in the financial statements related to these plans is measured at fair value in accordance with SFAS 123 (R). The impact of adopting SFAS 123 (R) on

Hydro's financial statements for the first nine months of 2006 is de minimis and the income statement cumulative effect of change in accounting principle is nil.

Accounting Changes and Error Corrections

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154 "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. It generally requires retrospective application to prior periods' financial statements for changes in accounting principles.

Effective 1 January 2006, Hydro adopted SFAS 154. Hydro did not have any accounting changes or error corrections within the scope of SFAS 154 during the first nine months of 2006.

Altersteilzeit (ATZ) Early Retirement Programs

In June 2005 the EITF reached a consensus on Issue No. 05-05 "Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements." An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Altersteilzeit Type II arrangement should be accounted for as a termination benefit under the FASB Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits." Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy.

Effective 1 January 2006, Hydro adopted EITF No. 05-05. The impact of adopting EITF No. 05-05 on Hydro's financial statements has not been material.

Inventory Counterparty Purchases and Sales

During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The issue arose specifically related to buy/sell arrangements within the oil and gas industry. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value.

Effective 1 April 2006, Hydro implemented Issue No. 04-13 with no material impact. Issue No. 04-13 applies only to any new arrangements entered into after the implementation date.

New Pronouncements

FASB Statement No. 155

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 "Accounting for Certain Hybrid Financial Instruments- An Amendment of FASB Statements No. 133 and 140" ("SFAS 155"). The standard affects companies that hold or issue financial instruments with embedded derivatives that otherwise would require bifurcation and companies that invest in securitized financial assets. The standard allows entities to make an irrevocable election to measure hybrid financial instruments at fair value in their entirety, with changes recognized in earnings, rather than bifurcate and value separately the embedded derivative and host contract. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after an entity's first fiscal year that begins after 15 September 15 2006. Early adoption is permitted. Hydro currently does not have any financial instruments that would fall within the scope of SFAS 155. Hydro will implement SFAS 155 no later than 1 January 2007.

FASB Statement No. 157

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for fiscal years beginning after 15 November 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. Hydro is currently evaluating the accounting impact of SFAS 157 on the fair value measures that are recognized and/or disclosed in the financial statements. Hydro will implement SFAS 157 no later than 1 January 2008.

FASB Statement No. 158

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). This standard is an amendment of FASB Statements No. 87, 88, 106 and 132(R). The standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Changes in the funded status are to be recognized through comprehensive income in the year in which changes occur. In addition, SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. An employer with publicly traded securities shall initially apply the requirement to recognize the funded status of a benefit plan and the disclosure requirements as of the end of the fiscal year ending after 15 December 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position shall be effective for fiscal years ending after 15 December 2008.

Hydro will adopt the new disclosure requirements and recognition of the overfunded/underfunded status related to the defined benefit postretirement plans as of 31 December 2006. The impact of this requirement on the statement of financial position is expected to be material. As Hydro is already in compliance with the requirement to measure plan assets and benefit obligations as of fiscal year-end for defined benefit postretirement plans, the expected impact of this requirement of SFAS 158 is nil. Hydro will early adopt as of 31 December 2006 the requirement to measure plan assets and benefit obligations as of the fiscal year-end.

FSP AUG AIR-1

On September 8, 2006 the FASB posted the Staff Position (FSP) "Accounting for Planned Major Maintenance Activities." The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audits of Airlines," and APB Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently allowed accrue-in-advance method of accounting for planned major maintenance activities in the annual and interim financial statements. This guidance is effective for the first fiscal period beginning after 15 December 2006, and shall be applied retrospectively for all financial statements presented, unless impracticable to do so.

Hydro currently accounts for periodic maintenance and repairs applicable to production facilities on an accrual basis. Hydro will implement FSP AUG AIR-1 as of 1 January 2007 with application retrospectively applied for all comparable prior periods presented. The impact of implementing FSP AUG AIR-1 on the financial statements is currently being evaluated.

FASB Interpretation No. 48

In June 2006 the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Tax Positions, an interpretation of FASB Statement No. 109" (FIN 48). This interpretation addresses the diversity in practice that has arisen, due to a lack of specific guidance in Statement No. 109, related to the recognition, derecognition and measurement of income taxes. FIN 48 specifically clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold. Tax positions must meet a more-likely-than-not recognition threshold. The tax benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after 15 December 2006. Early adoption is permitted. Hydro is currently evaluating the accounting impact but does not expect the adoption of FIN 48 to materially impact the results of operations or financial position. Hydro will implement FIN 48 no later than 1 January 2007.

Note 2: Changes in shareholders' equity

	01.01-30.09		Year
NOK million	2006	2005	2005
Shareholders' equity at beginning of period	95,495	85,890	85,890
Net income	16,068	11,453	15,638
Dividends declared and paid [1]	(5,506)	(5,021)	(5,021)
Foreign currency translation, net	423	(277)	711
Hedge of net investment and cash flow hedge [2]	(477)	(354)	(718)
Other items recorded directly to shareholders' equity	211	(10)	(519)
Net purchase of treasury stock	(3,047) [3]	(74)	(487)
Shareholders' equity at end of period	103,165	91,606	95,495

1) Dividends are declared and paid once each year. Dividends declared and paid constitute NOK 4.40 per share in 2006 and NOK 4.00 per share in 2005. Previously reported dividends per share have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
2) As of 1 January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries.
3) Includes redemption of shares approved in the General meeting 9 May 2006 with NOK 471 million, completed on 14 July 2006.

Note 3: Operating segment information

Segment measures

Hydro's segment reporting, presented in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information," includes two measures of segment results, "Operating Income" and "Adjusted EBITDA" which both are regularly reviewed by senior management. "Operating Income" is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro's steering model. Hydro's management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding – for management and for investors – of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.

Hydro defines "Adjusted EBITDA" as "Income/(loss) before tax, interest expense, depreciation, amortization and write-downs." Adjusted EBITDA is a measure that includes in addition to "Operating income," "Interest income and other financial income," results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro's definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.

Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.

Intersegment sales and transfers reflect arm's length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro's segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro's main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption "Corporate and eliminations." These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.

The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro's financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meet the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either the premium charged by the scheme (UK) or charged based on service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations.

Effective 1 February 2006 Hydro decided to split the Aluminium segment into two new segments, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Eliminations and other, including unrealized gains and losses on LME contracts, have been split between the two segments. Accordingly, the segment results for the 2005 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.

Subsequent to the issuance of Hydro's annual consolidated financial statements for 2005, management determined that certain intersegment revenues and expenses for the years 2005, 2004 and 2003 were incorrectly disclosed. As a result, such amounts have been restated from the amounts previously reported. These disclosures had no impact on the consolidated financial position, revenues or results of operations.

The following pages include information about Hydro's operating segments, including a reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments.

Operating revenues

	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
NOK million		Restated [2]		Restated [2]	Restated [2]
Exploration and Production	19,489	17,312	58,372[3]	45,942	64,201
Energy and Oil Marketing	21,311	19,795	66,498[3]	52,410	72,440
Eliminations	(14,027)	(13,107)	(43,369)[3]	(35,304)	(50,166)
Oil & Energy	26,773	24,001	81,501	63,048	86,475
Aluminium Metal [1]	16,213	12,479	52,116	40,549	54,579
Aluminium Products [1]	13,302	10,993	39,872	34,320	45,446
Other activities	2,619	3,195	8,351	9,341	12,297
Corporate and eliminations	(7,945)	(6,055)	(24,028)	(18,376)	(24,597)
Total	50,961	44,612	157,813	128,883	174,201

External revenues

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Exploration and Production	5,099	4,524	16,007	12,897	18,362
Energy and Oil Marketing	20,636	18,609	62,582	48,478	65,742
Eliminations	1	-	3	-	-
Oil & Energy	25,736	23,133	78,592	61,375	84,104
Aluminium Metal [1]	9,943	7,959	33,216	26,239	35,642
Aluminium Products [1]	13,244	10,882	39,695	33,936	44,933
Other activities	2,033	2,634	6,314	7,331	9,510
Corporate and eliminations	5	4	(4)	2	11
Total	50,961	44,612	157,813	128,883	174,201

Internal revenues

	Third quarter		01.01-30.09		Year
	2006	2005	2006	2005	2005
NOK million		Restated [2]		Restated [2]	Restated [2]
Exploration and Production	14,390	12,789	42,365[3]	33,045	45,838
Energy and Oil Marketing	675	1,186	3,916[3]	3,932	6,698
Eliminations	(14,028)	(13,107)	(43,372)[3]	(35,304)	(50,166)
Oil & Energy	1,037	868	2,909	1,673	2,371
Aluminium Metal [1]	6,270	4,520	18,900	14,311	18,937
Aluminium Products [1]	58	111	177	384	513
Other activities	586	560	2,037	2,010	2,787
Corporate and eliminations	(7,950)	(6,059)	(24,024)	(18,378)	(24,608)
Total	-	-	-	-	-

1) Effective 1 February 2006, Hydro decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.

2) Certain internal revenues within the Oil & Energy business area were inadvertently reported as intersegment revenues in prior periods. Prior periods have been amended to correct the error.

3) As of 1 April 2006 the presentation of certain internal buy/sell arrangements is presented on a net basis to better represent revenue on transactions within the sub-segments in Oil & Energy. Previously released first quarter 2006 figures (included in the year-to-date 2006 figures) are reclassified on a net basis. Total revenue for first quarter 2006 was reduced by NOK 865 million. 2005 figures have not been netted.

Depreciation, depletion and amortization

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Exploration and Production	3,133	2,316	8,981	7,006	9,961
Energy and Oil Marketing	169	176	531	485	651
Oil & Energy	3,302	2,492	9,512	7,491	10,612
Aluminium Metal [1]	400	429	1,221	1,239	1,687
Aluminium Products [1]	468	476	1,441	1,465	3,246
Other activities	113	134	331	384	517
Corporate and eliminations	3	6	5	19	22
Total	4,286	3,536	12,510	10,598	16,086

Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Exploration and Production	12,078	11,799	36,834	29,905	40,594
Energy and Oil Marketing	851	466	2,988	2,172	3,575
Eliminations	382	360	783	(163)	(719)
Oil & Energy	13,311	12,624	40,606	31,914	43,451
Aluminium Metal [1]	1,854	447	5,513	2,682	2,694
Aluminium Products [1]	(192)	371	560	860	(175)
Other activities	235	(187)	570	96	(2)
Corporate and eliminations	80	(282)	546	431	464
Total	15,288	12,973	47,795	35,982	46,432

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Exploration and Production	15,222	14,121	45,854	36,925	50,601
Energy and Oil Marketing	1,098	710	3,787	2,811	4,456
Eliminations	382	360	783	(163)	(719)
Oil & Energy	16,702	15,191	50,424	39,573	54,339
Aluminium Metal [1]	2,706	1,053	7,781	4,425	4,821
Aluminium Products [1]	308	872	2,113	2,433	3,231
Other activities	423	82	1,095	1,094	1,880
Corporate and eliminations	376	(88)	1,207	968	1,223
Total	20,515	17,109	62,621	48,493	65,493

[1]　Effective 1 February 2006, Hydro decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.
Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive
sub-segments. Prior periods have been restated to be comparable.

Operating income – adjusted EBIT – adjusted EBITDA   Third quarter 2006

NOK million	Operating income (loss)	Non-cons. investees	Interest income	Selected financial income	Other income	Adjusted EBIT	Depr. and amort.	Adjusted EBITDA
Exploration and Production	12,078	2	8	-	-	12,089	3,133	15,222
Energy and Oil Marketing	851	47	19	1	-	918	180	1,098
Eliminations	382	-	-	-	-	381	-	382
Oil & Energy	13,311	49	27	1	-	13,388	3,314	16,702
Aluminium Metal [1]	1,854	381	2	59	-	2,295	410	2,706
Aluminium Products [1]	(192)	(226)	4	-	-	(414)	721	308
Other activities	235	22	20	33	-	311	113	423
Corporate and eliminations	80	2	292	-	-	375	2	376
Total	15,288	228	345	94	-	15,955	4,560	20,515

Operating income – adjusted EBIT – adjusted EBITDA   01.01-30.09 2006

NOK million	Operating income (loss)	Non-cons. investees	Interest income	Selected financial income	Other income	Adjusted EBIT	Depr. and amort.	Adjusted EBITDA
Exploration and Production	36,834	6	21	11	-	36,873	8,981	45,854
Energy and Oil Marketing	2,988	176	48	23	-	3,235	552	3,787
Eliminations	783	(1)	-	-	-	782	1	783
Oil & Energy	40,606	181	69	34	-	40,889	9,535	50,424
Aluminium Metal [1]	5,513	858	4	154	-	6,529	1,253	7,781
Aluminium Products [1]	560	(182)	12	-	-	389	1,724	2,113
Other activities	570	52	60	82	-	764	331	1,095
Corporate and eliminations	546	8	647	10	-	1,210	(3)	1,207
Total	47,795	916	791	278	-	49,781	12,840	62,621

Investments [2]

NOK million	Third quarter 2006	2005	01.01-30.09 2006	2005	Year 2005
Exploration and Production	6,597	2,731	13,598	7,867	33,846
Energy and Oil Marketing	496	557	1,275	1,656	2,333
Oil & Energy	7,093	3,288	14,873	9,523	36,179
Aluminium Metal [1]	376	291	1,157	988	1,792[3]
Aluminium Products [1]	241	408	700	942	1,970[3]
Other activities	232	189	440	697	1,097
Corporate and eliminations	12	10	30	58	72
Total	7,955	4,185	17,200	12,208	41,110

1) Effective 1 February 2006, Hydro decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.
   Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and
   Automotive sub-segments. Prior periods have been restated to be comparable.

2) Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments
   in non-consolidated investees.

3) Includes effect of change in accounting principles (FIN 47). Non-cash increase in investment of NOK 186 million for Aluminium Metal and
   NOK 9 million for Aluminium Products.

Note 4: Net periodic pension cost

SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits," requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Defined benefit plans:					
Benefits earned during the year, net of participants' contributions	277	207	838	622	830
Interest cost on prior period benefit obligation	322	321	965	966	1,292
Expected return on plan assets	(274)	(251)	(808)	(752)	(1,003)
Recognized net loss	110	70	328	211	283
Amortization of prior service cost	27	18	83	79	107
Curtailment loss	-	-	-	1	1
Net periodic pension cost	463	365	1,407	1,127	1,510
Defined contribution plans	-	16	13	32	45
Multiemployer plans	4	5	13	26	26
Termination benefits and other	65	147	211	505	604
Total net periodic pension cost	532	533	1,644	1,690	2,185

Note 5: Contingencies

Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.

Hydro has long-term gas sales contracts with E.ON Ruhrgas and other customers. Deliveries under the contracts with E.ON Ruhrgas amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel in Stockholm, Sweden as provided for under the contracts. The arbitration proceedings are planned to take place in the summer of 2007, and the arbitral award can be expected in the autumn of 2007 at the earliest. Hydro has similar unresolved price disputes under long-term gas sales contracts with other customers.

Note 6: Specification of balance sheet items

Short-term investments

NOK million	30 September 2006	2005	31 December 2005
Bank time deposits	10,701	14,751	1,851
Marketable equity securities	507	523	517
Debt securities and other	1,491	1,486	1,498
Short-term investments	12,699	16,760	3,865

Receivables and other current assets

NOK million	30 September 2006	2005	31 December 2005
Accounts receivable	30,476	27,502	24,117
Allowance for doubtful receivables	(846)	(862)	(784)
Short-term deferred tax assets	2,229	1,092	2,166
Prepaid expenses and other current assets	14,631	11,120	15,912
Receivables and other current assets	46,490	38,852	41,411

Provision for doubtful accounts charged to the income statement in the third quarter of 2006 amounted to NOK 9 million, compared with NOK 43 million in the third quarter of 2005. Provision for doubtful accounts for the first nine months of 2006 and 2005 was NOK 110 million and NOK 129 million, respectively.

Inventories

NOK million	30 September 2006	2005	31 December 2005
Finished goods	6,794	6,404	6,736
Work in progress	3,370	2,431	2,598
Raw materials	6,146	5,390	5,218
Total inventories	16,310	14,225	14,553

Property, plant and equipment

NOK million	30 September 2006	2005	31 December 2005
Property, plant and equipment, Original cost	263,914	224,705	248,985
Accumulated depreciation	(132,699)	(116,645)	(120,795)
Net property, plant and equipment	131,215	108,060	128,191

Other current liabilities

NOK million	30 September 2006	2005	31 December 2005
Accounts payable	15,294	13,145	14,035
Income taxes payable	31,706	24,029	13,843
Payroll and value added taxes	3,236	2,899	2,956
Accrued liabilities	11,947	8,593	10,605
Other liabilities	6,269	2,740	6,779
Other current liabilities	68,452	51,406	48,219

Note 7: Financial income and expense

NOK million	Third quarter 2006	2005	30 September 2006	2005	Year 2005
Interest income	345	227	791	631	897
Dividends received / net gain (loss) on securities	94	101	278	264	338
Interest income and other financial income	439	328	1,070	895	1,235
Interest expense	(503)	(322)	(1,363)	(1,190)	(1,745)
Capitalized interest	359	219	931	615	867
Net foreign exchange gain (loss)	(999)	(46)	344	(1,558)	(2,159)
Other	(37)	(22)	(43)	(73)	(89)
Interest expense and foreign exchange gain/(loss)	(1,179)	(170)	(131)	(2,206)	(3,125)
Net financial income (expense)	(740)	157	938	(1,311)	(1,890)

Note 8: Comprehensive income

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net unrealized gains and losses on investment hedges, net gains and losses on cash flow hedges, and minimum pension liability adjustment. Total comprehensive income was NOK 16,224 million for the nine months ended 30 September 2006 compared to NOK 10,812 million for the corresponding period of the prior year, an increase of NOK 5,412 million. The increase was primarily related to higher net income and positive foreign currency translation effects in the first nine months of 2006 as compared to the corresponding period of 2005.

Total comprehensive income for the year ended 31 December 2005 was NOK 15,113 million.

Note 9: Repurchase of shares

On 9 May 2006 the Annual General Meeting approved a share split whereby one old Hydro share was split into five new shares. The share split was effective for the ordinary shares on 10 May 2006 and for the American Depositary Receipts on 25 May 2006. All references to number of shares and share prices in this section have been recalculated to reflect the share split.

The Annual General Meeting held on 9 May 2006 also approved a new buyback authorization of 40,000,000 shares over a one-year period whereby 22,470,482 shares can be purchased in the market. The Norwegian State has agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged. Share repurchases can be made in the share price interval of NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be used for no other purpose than cancellation by means of capital reduction. A final decision on canceling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.

In addition, the 9 May 2006 Annual General Meeting resolved to revoke the buyback authorization approved by the Extraordinary General Meeting held on 1 December 2004, allowing for a buyback of up to 50,000,000 shares in the share price interval of NOK 40 to NOK 140 per share. Under this authorization 4,672,000 shares were bought back in the open market at an average price of NOK 130.21 per share from June to December 2005. The Norwegian State agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged, and consequently 3,644,685 shares were redeemed at a price of NOK 129.30 per share on 14 July 2006. This redemption is reflected in shareholders' equity as of 30 June 2006. On the same date Hydro completed a capital reduction by cancellation of 8,316,685 shares at par value of NOK 3.66 per share. The price paid per share to the State includes interest compensation for delayed settlement compared to the purchases in the market and a reduction for the dividend the State has received on these shares.

The following table shows the total number of shares repurchased in the open market and the average price paid per share for each month starting 24 May 2006, the month Hydro began to buy back its shares under the new authorization granted on 9 May 2006. There were no share repurchases from 1 January 2006 to 23 May 2006. As of the filing of this report, the remaining number of shares that are authorized for purchase in the open market under the current authorization total 6,020,482.

Period	Total number of shares purchased	Average price paid per share in NOK	Total number of shares purchased as part of publicly announced authorization	Maximum number of shares that may yet be purchased under the authorization
24 - 31 May	3,262,000	168.66	3,262,000	19,208,482
1 - 30 June	5,007,000	159.17	5,007,000	14,201,482
1 - 31 July	685,000	174.80	685,000	13,516,482
1 - 31 August	4,144,000	172.48	4,144,000	9,372,482
1 - 30 September	3,352,000	152.66	3,352,000	6,020,482
Total	16,450,000	163.73	16,450,000	6,020,482

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries (the "Company") as of 30 September 2006 and 2005, and the related condensed consolidated statements of income for the three-month and nine-month periods then ended and cash flows for the nine-month period then ended. These interim financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Segment measures note, the accompanying segment measures to the condensed consolidated financial statements for the three-month and nine-month periods ended 30 September 2005 and the year ended 31 December 2005 have been restated.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December 2005, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated 7 March 2006 (26 April 2006 as to Note 5, which has been restated), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December 2005, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Deloitte AS
/s/ Deloitte AS
Oslo, Norway
23 October 2006

Additional information Aluminium Products

NOK million	Third quarter 2006	2005	01.01-30.09 2006	2005	Year 2005	Year 2004
Operating revenues						
Rolled Products	5,899	4,889	17,140	14,848	19,490	20,288
Extrusion	5,217	4,004	15,695	12,675	16,826	17,137
Automotive	2,388	2,182	7,661	7,017	9,393	10,228
Other and eliminations	(202)	(83)	(624)	(219)	(262)	(1,254)
Total	13,302	10,993	39,872	34,320	45,446	46,399
External revenues						
Rolled Products	5,866	4,749	17,019	14,374	18,949	18,729
Extrusion	5,051	3,962	15,130	12,520	16,622	16,914
Automotive	2,353	2,176	7,494	6,999	9,367	10,172
Other and eliminations	(25)	(5)	51	44	(4)	3
Total	13,244	10,882	39,695	33,936	44,933	45,819
Depreciation, depletion and amortization						
Rolled Products	130	151	386	450	773	687
Extrusion	123	121	497	406	562	525
Automotive	214	205	557	613	1,920	952
Other and eliminations	-	(1)	-	(4)	(8)	-
Total	468	476	1,441	1,465	3,246	2,164
Operating income (loss)						
Rolled Products	60	181	746	720	754	626
Extrusion	169	107	160	240	275	606
Automotive	(136)	(60)	(201)	(162)	(1,384)	(350)
Other and eliminations	(286)	143	(144)	63	180	241
Total	(192)	371	560	860	(175)	1,123
Adjusted EBITDA						
Rolled Products	212	343	1,176	1,202	1,565	1,361
Extrusion	298	233	676	659	867	1,152
Automotive	84	154	405	513	628	707
Other and eliminations	(286)	142	(144)	59	171	241
Total	308	872	2,113	2,433	3,231	3,461

Use of non-GAAP financial measures

Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.

Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity

Hydro refers to "Adjusted net interest-bearing debt" and "Adjusted net debt/equity ratio" in its discussion of its financial condition.

The "Adjusted net debt/equity ratio" is comprised of "Adjusted net interest-bearing debt" divided by "Adjusted equity."

"Adjusted net interest-bearing debt" is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.

"Net interest-bearing debt" is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro's interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent, been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.

"Net interest-bearing debt" is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts "Net interest-bearing debt" for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro's ability to incur additional debt.

"Adjusted equity" consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to "Equity" is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.

The adjustments are considered important to measure Hydro's financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro's financial capacity going forward. The "Adjusted debt/equity ratio" is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.

Management makes regular use of the "Adjusted net debt/equity ratio" in its assessment of Hydro's financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro's financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro's financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.

"Adjusted net interest-bearing debt," "Adjusted equity" and "Adjusted net debt/equity ratio" are presented in the following table.

Management believes that the most directly comparable GAAP ratio is the "Debt/equity ratio." However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure "Adjusted net debt/equity ratio."

Hydro management's use of the described non-GAAP measures should not be construed as an alternative to "Debt/equity ratio," gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro's financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to "Adjusted net interest-bearing debt" and "Adjusted net debt/equity ratio" when measuring financial condition.

Adjusted net interest-bearing debt to equity

NOK million	30 September 2006	30 September 2005	31 December 2005
Cash and cash equivalents	16,490	16,607	10,463
Short-term assets	12,699	16,760	3,865
Bank loans and other interest-bearing short-term debt	(3,103)	(4,324)	(4,658)
Current portion of long-term debt	(243)	(397)	(379)
Long-term debt	(20,653)	(20,456)	(21,387)
Net interest-bearing debt	5,190	8,189	(12,095)
Net pension liabilities at fair value	(13,859)	(10,879)	(13,529)
Expected income tax benefit on pension liability (30%)	4,158	3,264	4,059
Operating leases committments discounted at 6.9% [1)]	(6,287)	(4,062)	(6,287)
Adjusted net interest-bearing debt	(10,798)	(3,488)	(27,852)
Shareholders' equity	(103,165)	(91,606)	(95,495)
Minority interest	(754)	(1,357)	(981)
Shareholders' equity and minority interests	(103,919)	(92,963)	(96,476)
Net pension liabilities not recognized without equity effect	8,774	6,340	8,474
Expected income tax benefit (30%)	(2,632)	(1,902)	(2,542)
Equity adjustment off-balance sheet pension liabilities	6,142	4,438	5,932
Adjusted shareholders' equity and minority	(97,778)	(88,525)	(90,544)
Adjusted net debt/equity ratio	0.11	0.04	0.31

1) The discount rate for the operating lease commitments is 6.9%, reflecting Hydro's average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.

The most directly comparable GAAP figure is considered to be "Debt/equity ratio." However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure "Adjusted debt/equity ratio" is therefore not directly comparable.

Debt/equity ratio	0.23	0.27	0.28

Return on average capital employed (RoaCE)

In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro's steering model. These non-GAAP financial measures are:

- Return on average Capital Employed (RoaCE)
- Earnings after tax
- Capital Employed

Hydro's management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, – for management and for investors –, of:

- The rate of return on investments over time, in each of its capital intensive businesses
- The operating results of its business segments

RoaCE is defined as "Earnings after tax" divided by average "Capital Employed." "Earnings after tax" is defined as "Operating income" plus "Equity in net income of non-consolidated investees" plus "Other income, net" less "Adjusted income tax expense." Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in "Earnings after tax" does not include the effect of items reported as "Financial income and expense."

"Capital Employed" is defined as "Shareholders' Equity" plus "Minority interest" plus "long-term and short-term interest-bearing debt" less "Cash and cash equivalents" and "Short-term investments." Capital Employed can be derived by deducting "Cash and cash equivalents," "Short-term investments" and "Short-term and long-term interest free liabilities" (including deferred tax liabilities) from "Total assets." The two different approaches yield the same value.

Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company's selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.

RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro's results of operations in accordance with generally accepted accounting principles. Hydro's management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.

Return on average Capital Employed

Amounts in NOK million	01.01-30.09 2006
Operating income	47,795
Equity in net income of non-consolidated investees	916
Other income/expense, net	-
Earnings before tax	48,711
Adjusted income tax expense [1]	(33,305)
Earnings after tax	15,406

Amounts in NOK million	30 September 2006	31 December 2005
Current assets [2]	62,801	55,964
Property, plant and equipment	131,215	128,191
Other assets [3]	29,626	28,711
Other current liabilities [4]	(68,452)	(48,219)
Other long-term liabilities [5]	(56,460)	(56,076)
Capital Employed	98,729	108,571

Return on average Capital Employed (RoaCE)	14.9 %

1) Tax reduction from financial items, NOK 54 million is excluded.
2) Excluding Cash and cash equivalents and Short-term investments, but including Deferred tax assets.
3) Including Deferred tax assets.
4) Including Deferred tax liabilities.
5) Including Accrued pension liabilities and Deferred tax liabilities.

Combined Information for the Aluminium business

Hydro refers to combined information for the Aluminium activities, including both the Aluminium Metal business area and the Aluminium Products business area, and eliminations related to transactions between those areas, which are included in Corporate and Elimination. The activities were organized as one business area, Aluminium, until the end of January 2006. Management makes regular use of these measures and believes that combined information about the Aluminium activities gives important information about Hydro's activities related to the Aluminium businesses in addition to the information provided for the segments separately and for the group as a whole.

Management uses this information to assess the impact of horizontal integration in the aluminium activities, in addition to reviewing the business areas Aluminium Metal and Aluminium Products individually.

The combined information for the Aluminium business should not be construed as an alternative to segment information under GAAP or to the consolidated financial statements.

Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Aluminium Metal	1,854	447	5,513	2,682	2,694
Aluminium Products	(192)	371	560	860	(175)
Eliminations	(5)	24	(161)	(21)	(8)
Total	1,657	842	5,912	3,520	2,511

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2006	2005	2006	2005	2005
Aluminium Metal	2,706	1,053	7,781	4,425	4,821
Aluminium Products	308	872	2,113	2,433	3,231
Eliminations	(5)	24	(161)	(21)	(8)
Total	3,009	1,948	9,733	6,837	8,044

About the reporting



Norsk Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The comments of Hydro's Board of Directors concerning developments in the operations of the operating segments are applicable to both sets of accounting principles, unless otherwise stated. The difference in net income between N GAAP and US GAAP is immaterial. The information provided in this report is in accordance with the requirements of the NRS(F) on interim reporting.

Beginning in 2007, Hydro will issue its financial statements under International Financial Reporting Standards (IFRS). From the same time, information relating to Hydro's filing with the US Securities and Exchange Commission (SEC) on Form 20-F will be based on IFRS with a reconciliation to US GAAP.

Financial calendar:

6-7	December 2006	Capital Markets Day
20	February 2007	Fourth quarter results

The quarterly results will be released at 0730 hours CET. Hydro reserves the right to revise these dates.

Cautionary note in relation to certain forward-looking statements

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signature

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad
John O. Ottestad
Executive Vice President and Chief Financial Officer

Oslo, 24 October 2006